BILLET FINDER INC.
1894 CLARENCE STREET
SARNIA, ONTARIO
N7X 1C8 CANADA

May 23, 2011

UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
100 F Street, N.E., Mail Stop 4631
Washington, D.C. 20549

Attn:   Maryse Mills-Apenteng

Re:      Acceleration Request

Billet Finder Inc. Registration Statement on Form S-1
File No. 333-172590

Dear Maryse Mills-Apenteng

Billet Finder Inc., as the registrant of the above-captioned registration statement, hereby respectfully requests that the registration statement be permitted to become effective at 3:00 p.m., Washington, D.C. time, on May 25, 2011, or as soon thereafter as is practicable.

Billet Finder Inc. acknowledges that: (i) should the Commission or the staff acting by delegated authority declare the above-captioned registration statement effective, it does not foreclose the Commission from taking any action on the filing; (ii) the action of the Commission or the staff acting by delegated authority in declaring the above-captioned registration statement effective does not relieve Billet Finder Inc. from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) Billet Finder Inc. may not assert the comments of the Commission and the declaration of the above-captioned registration statement’s effectiveness as a defence in any proceeding initiated by the Commission or any person under the United States’ federal securities laws.

Please advise our corporate counsel, Karen A. Batcher, Esq. at (619) 475-7882, of any questions.

Yours truly,

/s/ Kerry Tully

Kerry Tully
President